Raymond James & Associates, Inc.

880 Carillon Parkway

Tower 3, 5th floor

St. Petersburg, FL 33716

VIA EDGAR

September 17, 2013

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re: THL Credit Senior Loan Fund (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-190325; 811-22874

Dear Mr. Minore:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on August 27, 2013 and the Preliminary Prospectus dated August 27, 2013 began on August 27, 2013 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on September 19, 2013, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 3,654 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 am, Eastern Time, on September 19, 2013, or as soon as practicable thereafter.

Sincerely,

RAYMOND JAMES & ASSOCIATES, INC.

As Representative

By: RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Douglas F. Secord
Name: Douglas F. Secord
Title: Senior Vice President

THL CREDIT SENIOR LOAN FUND

100 Wall St., 11th Floor

New York, New York 10005

VIA EDGAR

September 17, 2013

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             THL Credit Senior Loan Fund

Registration Statement on Form N-2

File Nos. 333-190325; 811-22874

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, THL Credit Senior Loan Fund (“Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 10:00 am, Eastern Time, on September 19, 2013, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Allison M. Fumai of Dechert LLP, legal counsel to the Registrant, at 212-698-3526.

Very truly yours,

THL CREDIT SENIOR LOAN FUND

By:	/s/ Steven A. Baffico
Name: Steven A. Baffico
Title: President